SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              SPORTSLINE USA, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   848934 10 5
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                Page 1 of 5 pages
                              There are no exhibits



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                              CUSIP No. 848934 10 5

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Michael Levy, S.S. ####-##-####

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) |_|    (b) |_|

(3)      SEC Use Only

(4)      Citizenship or Place of Organization                 U.S.A.

            Number of        (5)        Sole Voting Power        1,520,000 (1)
          Shares Bene-
            ficially         (6)        Shared Voting Power             0 (1)
            Owned by
          Each Report-       (7)        Sole Dispositive Power   1,520,000 (1)
           ing Person
              With           (8)        Shared Dispositive Power        0 (1)

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,520,000(1)

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)          Not applicable

(11)     Percent of Class Represented by Amount in Row (9) 10.7% (1)

(12)     Type of Reporting Person (See Instructions) IN



----------
(1)      See Item 4.


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Item 1(a).            Name of Issuer:

                      SportsLine USA, Inc.

Item 1(b).            Address of Issuer's Principal Executive Offices:

                      6340 N.W. 5th Way
                      Fort Lauderdale, Florida 33309

Item 2(a).            Name of Person Filing:

                      Michael Levy

Item 2(b).            Address of Principal Business Office:

                      6340 N.W. 5th Way
                      Fort Lauderdale, Florida 33309

Item 2(c).            Citizenship:

                      U.S.A.

Item 2(d).            Title of Class of Securities:

                      Common Stock

Item 2(e).            CUSIP Number:

                      848934  10  5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable.

Item 4.               Ownership.

         (a)      Amount Beneficially Owned:

         As of December 31, 1997, the Reporting Person beneficially owned 1,520,000 shares of Common Stock. The amount reported includes 1,520,000 shares of Common Stock directly owned by the Reporting Person.

         (b)      Percent of Class: 10.7%.

         Calculated on the basis of 14,157,523 shares of Common Stock outstanding on December 31, 1997.


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         (c) Number of shares as to which such person has:

                    (i)       sole power to vote or to         1,520,000
                              direct the vote
                   (ii)       shared power to vote or to               0
                                direct the vote
                  (iii)       sole power to dispose or to      1,520,000
                                direct the disposition of

                   (iv)       shared power to dispose or to

                                direct the disposition of              0

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not Applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1998                                           /S/MICHAEL LEVY
                                                            --------------------
                                                            Michael Levy